ZipZap Inc.	
Income Stament	
Year Ended Dec 31, 2016	
Category	**Total Amount**
Remittance Fees	$2,684.73
Sale of BTC	$2,313.64
Trademark Dispute Settlement	$9,428.74
Total Revenue	**$14,427.11**
Refund on disputed trx (Remittance)	$714.87
Remittance (BDO)	$37,250.00
Remittance (GlobeBill)	$1,000.00
Remittance (ROYEX)	$2,900.00
Contractor/Vendor	$3,050.00
Fees & License	$447.25
G&A	$92.85
Miscellaneous Expense	$568.99
Operating Expense	$120.03
Payment & Network Fees	$5,913.49
R&D (Refund)	($315.01)
Security Verification	$538.10
Shipping & Mailing	$473.14
T&E	$4,704.54
Taxes	$934.00
Telecom	$445.50
Test trx	$77.65
Total Expense	**$26,673.33**
Net Income/Loss	**($66,711.63)**

Note: Unaudited Financial Statement

ZipZap Inc.	
Statement of Financial Position	
Year Ended 2016	
Assets	
Current Assets	
Cash And Cash Equivalents	6,174.72
Net Receivables	2,952.00
Inventory	23,615.44
Total Assets	**32,742.16**
Liabilities	
Current Liabilities	
Accrued Interest on Notes (Convertible Notes)	165,548.33
Short Term Debt (Convertible Notes 1 year)	2,159,500.00
Total Current Liabilities	**2,325,048.33**
Long Term Notes Payable (Safahi)	606,045.50
Total Liabilities	**2,931,093.83**
Stockholders' Equity	
Stock	133,629.00
Retained Earnings-Prior	(2,752,785.54)
Net Profit/(Loss)	(66,711.63)
Retained Earnings-Ending	(2,686,073.91)
Other Stockholder Equity	(345,906.76)
Total Stockholder Equity	(2,898,351.67)
Total Liabilities and Share Holder's Equity	**32,742.16**

Note: Unaudited Financial Statement

ZipZap Inc.	
Statement of Retained Earnings	
Year Ended Dec 2016	
Begining Retained Earnings	($2,752,785.54)
Net profit(loss)	($66,711.63)
Ending Retained Earnings	($2,819,497.17)

Note: Unaudited Financial Statement